                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934
                   For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _________

                  Commission file numbers 1-2116 and 333-32530



       ROBBINS HARDWOOD FLOORING, INC. EMPLOYEES' RETIREMENT SAVINGS PLAN
                            (Full title of the Plan)



                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                        Page No.
                                                                        --------

Item 1.  Independent Auditors' Report                                       4
         ----------------------------

Item 2.  Statements of Net Assets Available for Benefits
         -----------------------------------------------
         December 31, 2000 and 1999                                         5

Item 3.  Statements of Changes in Net Assets Available for Benefits
         ----------------------------------------------------------
         Years ended December 31, 2000 and 1999                             6

Notes to Financial Statements                                            7-13

Schedule of Assets Held for Investment Purposes                            14

Exhibits                                                                   15
--------
Consent of Independent Auditors

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                               ROBBINS HARDWOOD FLOORING, INC.
                               EMPLOYEES' RETIREMENT SAVINGS PLAN


June 28, 2001                  By: /s/: Jennifer E. Wisdom
                               ---------------------------

                               Jennifer E. Wisdom Vice President Human Resources

                          Independent Auditors' Report
                          ----------------------------


To the Profit Sharing Committee of the
   Robbins Hardwood Flooring, Inc.
   Employees' Retirement Savings Plan:



We have audited the accompanying statements of net assets available for benefits of the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan as of December 31, 2000 and 1999, and related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP
Dallas, Texas
May 28, 2001

                       ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

               Statements of Net Assets Available for Benefits

                          December 31, 2000 and 1999

                                                         2000           1999
                                                      ----------     ----------

Assets:
    Investments, at fair value (note 5):
       Armstrong Holdings, Inc. common stock        $     47,578   $      4,269
       Fidelity Magellan Fund                          1,185,585      1,952,506
       Fidelity Equity Income Fund                       193,501        172,433
       Fidelity Intermediate Bond Fund                   116,037        111,872
       Fidelity Overseas Fund                             39,983         15,969
       Fidelity Asset Manager Fund                       121,498        130,428
       Fidelity Retirement Money Market Fund             889,395        974,954
       Participant loans                                 119,739        121,683
                                                      ----------     ----------

                   Total investments                   2,713,316      3,484,114
                                                      ----------     ----------

    Receivables (note 2):
       Employer contributions                            133,273             --
       Employee contributions                              2,166          2,364
       Participants loans                                    129             --
                                                      ----------     ----------

                   Total receivables                     135,568          2,364
                                                      ----------     ----------

                   Total assets                        2,848,884      3,486,478
                                                      ----------     ----------

    Refunds payable to participants                       38,845             --
                                                      ----------     ----------

Net assets available for benefits                   $  2,810,039   $  3,486,478
                                                      ==========     ==========

See accompanying notes to financial statements.

                       ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

          Statements of Changes in Net Assets Available for Benefits

                    Years ended December 31, 2000 and 1999


                                                                     2000            1999
                                                                 -----------     -----------
Additions to net assets attributed to:
    Investment income (loss):
       Interest and dividend income                            $     159,780   $     250,815
       Net appreciation (depreciation) in fair value
           of investments (note 5)                                  (352,461)        218,592
                                                                 -----------     -----------

                Net investment income (loss)                        (192,681)        469,407
                                                                 -----------     -----------


Employer contributions (note 2)                                      224,315           7,909
Participant contributions (note 2)                                   236,765         285,364
Rollovers (note 3)                                                     4,521           4,870
                                                                 -----------     -----------

                Total additions                                      272,920         767,550
                                                                 -----------     -----------

Deductions from net assets attributable to benefits paid
    to participants (notes 2 and 3)                                  949,359         490,798
                                                                 -----------     -----------

                Net increase (decrease)                             (676,439)        276,752

Net assets available for benefits at beginning of year             3,486,478       3,209,726
                                                                 -----------     -----------

Net assets available for benefits at end of year               $   2,810,039   $   3,486,478
                                                                 ===========     ===========


See accompanying notes to financial statements.

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(1)  General Information

     The Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan (the
     Plan) became effective on March 28, 1997. On July 22, 1998, Triangle Pacific Corp. was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). The Board of Directors of Triangle Pacific Corp. intends to continue providing retirement benefits through the Company's defined contribution plans.

(2)  Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan document for more detailed information.

     (a)  General

          The Plan is a defined contribution plan which provides retirement benefits to employees of the Triangle Pacific Corp. (the Plan administrator or the Company) Robbins Hardwood Flooring, Inc. division who are not members of a collective bargaining agreement who work at least 1,000 hours annually, with new participants required to be at least 21 years of age and employed by the Company at least one year. The Plan is administered by Triangle Pacific Corp. and advised by the Retirement Committee appointed by the Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions

          Participants are permitted to contribute up to 16% of their eligible compensation to the Plan, as defined by the committee. Participants may elect to invest their contributions in any of the available investment funds offered by the Fidelity Management Trust Company, the Trustee. Participants are able to direct all contributions to their account in 25% increments to the investment funds offered by the Trustee.

          Effective November 1, 1999, the Plan was amended to increase the employer matching contribution of 25% for qualified employee contributions up to 6% of the participant's eligible compensation for members of a collective bargaining agreement. Effective January 1, 2000, the Plan increased the employer matching percentage to 50% of qualified employee contributions up to 6% of the employee's annual earnings for all participants who are not covered under a collective bargaining agreement. Additionally, the Plan includes a profit sharing component. The Company may contribute a discretionary profit sharing amount solely at the discretion of the Board of Directors. The Board of Directors approved discretionary profit sharing contributions totaling $131,607 and -0-, for the plan years ended December 31, 2000 and 1999, respectively.

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and an allocation of the Company's contributions, Plan earnings, and forfeitures of terminated participants' non-vested accounts. Allocations to participant accounts are based on the participant's annual earnings for profit sharing contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are fully vested in their voluntary contributions plus actual earnings thereon. Employee vesting in the Company's matching and profit sharing contributions is based on the participant's years of service with the Company. The participants are vested on an incremental basis. The participants become 20% vested after one year of service. The vesting percentage increases 20% a year until becoming fully vested after five years of service.

     (e)  Investment Options

          Elective and nondeductible contributions may be invested in a guaranteed income fund, fixed income funds, equity funds or a money market fund at the option of the participating employee. The Plan has investment options available to which participants may allocate their contributions as follows:

               . Armstrong Holdings, Inc. Common Stock - Effective April 1, 1999, the Plan was amended to include Armstrong World Industries, Inc. common stock as one of the investment options. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. Armstrong Holdings, Inc. is publicly traded on the New York Stock Exchange. On December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Triangle Pacific Corp. was not included in the filing. As of December 19, 2000, the Plan was amended to eliminate the Armstrong Holdings, Inc. Common Stock fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

               . Fidelity Magellan Fund - The Fidelity Magellan Fund is a diversified portfolio of common stocks of domestic and foreign issuers. The portfolio seeks capital appreciation by investing in growth stocks, value stocks or both.

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


               . Fidelity Equity Income Fund - The Fidelity Equity Income Fund has a primary objective of seeking reasonable income by investing 65% of total assets in foreign and domestic income producing equity securities, such as stocks, bonds and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

               . Fidelity Intermediate Bond Fund - The Fidelity Intermediate Bond Fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers' Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

               . Fidelity Overseas Fund - The Fidelity Overseas Fund seeks long-term growth of capital by primarily investing in the common stock of foreign issuers.

               . Fidelity Asset Manager Fund - The Fidelity Asset Manager Fund strives for high total return with reduced risk over the long term. The fund pursues this goal with diversified investments of stocks, bonds and short-term and money market instruments, both domestic and international, while maintaining a diversified mix of securities.

               . Fidelity Retirement Money Market Fund - The Fidelity Retirement Money Market Fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities. These securities may include, but are not limited to, high-quality short-term U.S. dollar denominated money market securities, domestic and foreign issuers.

     (f)  Participant Loans

          Participants may borrow from the Plan an amount less than 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000. Loans are for a period not to exceed five years, except for loans to acquire any dwelling to be used as the principal residence for the participant, and bear interest at a reasonable rate as established by the Plan Administrator. Interest rate at December 31, 2000 was 10.50%.

     (g)  Payment of Benefits

          On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum distribution, or a rollover into another investment. The timing of the lump-sum payment will be determined by the Plan administrator or disbursed as soon as administratively feasible upon filing a notice with the Employee Benefits Department. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants may make hardship

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

          withdrawals from their earnings deferred contributions at specified times, subject to the determination by the Plan Administrator, that the withdrawal is required to meet an immediate and heavy financial need.

     (h)  Forfeitures

          Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan ($6,339 and $8,421 in 2000 and 1999, respectively). The Company will reinstate forfeited balances to the accounts of participants who rejoin the Company within five years of their termination.

(3)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value and have been determined based on closing market quotations. Purchases and sales of securities are recorded by the trustee at current cost on the trade date. Realized and unrealized gains (losses) on investments are based on the fair value of the assets at the beginning of the Plan year or at the time of purchase during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  Administration Expenses

          In accordance with the provisions of the Plan, unless paid by the Company, all costs of administering the Plan are charged to the Plan. During 2000 and 1999, all significant expenses were paid by the Company ($8,526 in 2000 and $9,203 in 1999, respectively).

     (d)  Payment of Benefits

          Benefits are recorded when distributed.

     (e)  Rollover Contributions

          Employee rollovers represent receipts from employees receiving distributions from their previous employers' qualified plan(s).

     (f)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(4)  Units

     Participant accounts are assigned investment fund units/shares. The net asset value per unit/shares by fund/account for the 2000 and 1999 calendar quarters ended is as follows:



                                                        2000 quarters ended                            Units at
                                  -----------------------------------------------------------------  December 31,
                                    March 31         June 30        September 30      December 31        2000
                                  ------------     -----------    ----------------  --------------- --------------
Armstrong Holdings,
    Inc. common stock              $    17.88       $    15.30       $    11.94       $     2.07        23,063
Fidelity Magellan Fund                 143.25           134.63           133.84           119.30         9,938
Fidelity Equity Income
    Fund                                50.62            50.37            53.71            53.43         3,622
Fidelity Intermediate
    Bond Fund                            9.75             9.75             9.86            10.04        11,557
Fidelity Overseas Fund                  48.27            45.73            42.42            34.37         1,163
 Fidelity Asset Manager
    Fund                                19.05            18.80            19.11            16.82         7,223
 Fidelity Retirement
    Money Market Fund                    1.00             1.00             1.00             1.00       889,395



                                                        1999 quarters ended                            Units at
                                  -----------------------------------------------------------------  December 31,
                                    March 31         June 30        September 30      December 31        1999
                                  ------------     -----------    ----------------  --------------- --------------
Armstrong Holdings,
    Inc. common stock              $    45.19       $    57.81       $    44.94       $    33.37           128
Fidelity Magellan Fund                 129.75           129.77           122.02           136.63        14,290
Fidelity Equity Income
    Fund                                55.92            61.63            56.03            53.48         3,224
Fidelity Intermediate
    Bond Fund                           10.16             9.96             9.88             9.76        11,462
Fidelity Overseas Fund                  36.99            38.88            41.11            48.01           333
 Fidelity Asset Manager
    Fund                                17.54            18.08            17.28            18.38         7,096
 Fidelity Retirement
    Money Market Fund                    1.00             1.00             1.00             1.00       974,954


                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(5)  Investments

     The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 2000 and 1999:


                                                              2000              1999
                                                           -----------       -----------
Fidelity Magellan Fund                                   $   1,185,585     $   1,952,506
Fidelity Equity Income Fund                                    193,501           172,433
Fidelity Retirement Money Market Fund                          889,395           974,954
Other - less than 5%                                           444,835           384,221
                                                           -----------       -----------
              Total investments                          $   2,713,316     $   3,484,114
                                                           ===========       ===========

     During 2000 and 1999, the Plan's investments had net realized and unrealized and unrealized gains (losses) as follows:


                                                              2000              1999
                                                           -----------       -----------
Armstrong Holdings, Inc. common stock                    $    (139,630)           (1,745)
Fidelity Magellan Fund                                        (192,967)          219,931
Fidelity Equity Income Fund                                        465            (3,590)
Fidelity Intermediate Bond Fund                                  3,097            (5,359)
Fidelity Overseas Fund                                         (13,049)            2,984
Fidelity Asset Manager Fund                                    (10,377)            6,371
                                                           -----------       -----------

             Net appreciation (depreciation) in fair
                value of investments                     $    (352,461)    $     218,592
                                                           ===========       ===========


     The components of investment income (loss) for the years ended December 31, 2000 and 1999 are as follows:


                                                              2000              1999
                                                           -----------       -----------
Investment income:
    Interest and dividend income                         $     159,780     $     250,815
    Net appreciation (depreciation) in fair value
      of investments                                          (352,461)          218,592
                                                           -----------       -----------

                                                         $    (192,681)    $     469,407
                                                           ===========       ===========


(6)  Tax Status of the Plan

     The Company has not yet received a determination letter from the Internal Revenue Service as of December 31, 2000. However, the Plan administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(7)  Plan Termination

     Although it has not expressed intent to do so, the Plan administrator has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

(8)  Related Party Transactions

     Certain Plan investments are shares of common stock of Armstrong Holdings, Inc. and shares of mutual funds managed by Fidelity Investments. Triangle Pacific Corp. is a wholly-owned subsidiary of Armstrong World Industries, Inc. Fidelity Management Trust Company is the Trustee as defined by the Plan. Therefore, transactions involving these entities and funds qualify as party-in-interest transactions.

                        ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

           Schedule of Assets Held for Investment Purposes at end of
                            year December 31, 2000


                                                                                     Current
        Identity of issuer                    Description of investment               value
------------------------------------  ----------------------------------------    ------------
Armstrong Holdings, Inc.*             Common stock                              $      47,578

Fidelity Investments*                 Fidelity Magellan Fund                        1,185,585

Fidelity Investments*                 Fidelity Equity Income Fund                     193,501

Fidelity Investments*                 Fidelity Intermediate Bond Fund                 116,037

Fidelity Investments*                 Fidelity Overseas Fund                           39,983

Fidelity Investments*                 Fidelity Asset Manager Fund                     121,498

Fidelity Investments*                 Fidelity Retirement Money Market Fund           889,395

Participant loans*                    Loans to participants                           119,739
                                                                                  ------------

                                              Total investments                 $   2,713,316
                                                                                  ============



*Party-in-interest

See accompanying independent auditors' report.